222 NORTH LASALLE STREET SUITE 2600 CHICAGO, ILLINOIS 60601-1003 T: +1 (312) 609-7500 F: +1 (312) 609-5005

JACOB C. TIEDT ATTORNEY AT LAW +1 (312) 609-7697 jtiedt@vedderprice.com	CHICAGO • NEW YORK • WASHINGTON, D.C. LONDON • SAN FRANCISCO • LOS ANGELES

June 18, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	American Income Fund, Inc. (File No. 811-05642) (the “Registrant”);
Definitive Proxy Statement on Schedule 14A

To the Commission:

On behalf of the Registrant, electronically transmitted herewith is the definitive proxy statement on Schedule 14A and form of proxy for the Registrant’s annual and special meetings of shareholders to be held on July 28, 2014. It is intended that definitive proxy materials will be mailed to shareholders on or about June 20, 2014.

Please contact the undersigned at (312) 609-7697 if you have any questions or comments regarding the filing.

Very truly yours, /s/ Jacob C. Tiedt

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